SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           NYNEX CABLECOMMS GROUP PLC
                                (Name of issuer)

                           NYNEX CABLECOMMS GROUP INC.
                                (Name of issuer)

   AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS, EACH REPRESENTING TEN UNITS, EACH UNIT CONSISTING OF ONE ORDINARY SHARE (PAR VALUE 10P PER SHARE) OF NYNEX CABLECOMMS GROUP PLC AND ONE SHARE OF COMMON STOCK (PAR
              VALUE $.01 PER SHARE) OF NYNEX CABLECOMMS GROUP INC.
                         (Title of class of securities)

     ORDINARY SHARES (PAR VALUE 10p PER SHARE) OF NYNEX CABLECOMMS GROUP PLC
                         (Title of class of securities)

     COMMON STOCK (PAR VALUE $.01 PER SHARE) OF NYNEX CABLECOMMS GROUP INC.
                         (Title of class of securities)

                    670764-10-9 (AMERICAN DEPOSITARY SHARES)
                                 (CUSIP number)

                                 ---------------

---------------------
         * The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                              (Page 1 of 5 Pages)

CUSIP No. 670764-10-9 (for ADS)      13G           (Page 2 of 5 Pages)



---------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         NYNEX Corporation
         13-3180909
---------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)/ /
                                                                        (b)/ /
---------------------------------------------------------------------------
3.       SEC USE ONLY
---------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE, U.S.A.
---------------------------------------------------------------------------
                  5.  SOLE VOTING POWER         0
  NUMBER OF
   SHARES      ------------------------------------------------------------
 BENEFICIALLY     6.  SHARED VOTING POWER       0
   OWNED BY    ------------------------------------------------------------
     EACH         7.  SOLE DISPOSITIVE POWER    0
   REPORTING
 PERSON WITH   ------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER  0
---------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
---------------------------------------------------------------------------
10.      CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
---------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0
---------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         HC
---------------------------------------------------------------------------


                              (Page 2 of 5 Pages)

ITEM 1.
------

         (a)  Name of Issuer:                   NYNEX CableComms Group PLC
                                                NYNEX CableComms Group Inc.

         (b)  Address of Issuer's Principal Executive Offices:

              The Tolworth Tower
              Ewell Road, Surbiton
              Surrey KT6 7ED England

ITEM 2.
------

         (a)  Name of Persons Filing:  NYNEX Corporation

         (b)  Address of Principal Business Office or, if none, Residence:

              1095 Avenue of the Americas
              New York, New York 10036

         (c)  Citizenship:  Delaware, U.S.A.

         (d)  Title of Class of Securities:


                                              Ordinary Shares (of NYNEX
                                              CableComms Group PLC) and
                                              Common Stock (of NYNEX
                                              CableComms Group Inc.)*

         (e)  CUSIP Number:  ADS # 670764-10-9

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), ------ check whether the person filing is a:

         Not Applicable


ITEM 4.  Ownership
------

         (a)  Amount beneficially owned:  0

         (b)  Percent of class:  0

         (c)  Number of shares as to which such person has:


--------
* Each Ordinary Share of NYNEX CableComms Group PLC is paired with a share of Common Stock of NYNEX CableComms Group Inc. to form a Unit ("Unit"). American Depositary Shares ("ADSs"), each representing ten Units, trade in the United States on the Nasdaq National Market.

                              (Page 3 of 5 Pages)

                 (i) Sole power to vote or to direct the vote: 0

                 (ii) Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of: 0

                 (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  Ownership Of Five Percent Or Less Of A Class
------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.  Ownership Of More Than Five Percent On Behalf Of Another Person
------

         Not Applicable


ITEM 7.  Identification and Classification of the Subsidiary Which Acquired
------   the Security Being Reported on By the Parent Holding Company


         Attached hereto as Exhibit 1 is a description of the ownership structure of the Units and the identity of the subsidiary in the chain of ownership.



ITEM 8.  Identification and Classification of Members of the Group
------

         Not Applicable


ITEM 9.  Notice of Dissolution of Group
------

         Not Applicable


ITEM 10.  Certification
------

         Not Applicable

                              (Page 4 of 5 Pages)

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 14, 1997


                                            NYNEX CORPORATION


                                            /s/ Darlene D. Kleiner
                                            ------------------------------
                                            Name: Darlene D. Kleiner
                                            Title: Assistant Secretary


                              (Page 5 of 5 Pages)

                                    Exhibit 1


NYNEX Corporation owns 100% of the issued and outstanding shares of stock of NYNEX Network Systems Company.


NYNEX Network Systems Company
4 West Red Oak Lane
White Plains, NY 10604